Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com

   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- DECLARES
                   FINAL PREFERRED STOCK DIVIDENDS

Burlington, NC, June 8, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that its Board of Directors has declared a dividend of $0.08264 per share on the Company's Series A Preferred Stock, payable in cash. The Board has also declared a dividend of $0.08264 per share on the Company's Series B Preferred Stock, payable in shares of Series B Preferred Stock at the rate of 0.001653 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be paid on June 30, 2000, for each issued and outstanding share of Series A and Series B Preferred Stock to stockholders of record on June 14, 2000 (whether or not such stockholders convert their shares after such date), and will cover the seven days to July 7, 2000, the date set for redemption of the Series A and Series B Preferred Stock, at an equivalent annualized rate of $4.25 per share. The dividends will be paid in addition to the dividends payable on the Series A and Series B Preferred Stock for the quarterly dividend period ended June 30, 2000 announced by the Company on May 2, 2000.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.
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